Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION OF

ASSERTIO HOLDINGS, INC.

Assertio Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

1.	The name of the Corporation is Assertio Holdings, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 13, 2020 under the name Alligator Zebra Holdings, Inc., and subsequently amended on April 3, 2020 to change the name of the Corporation to Assertio Holdings, Inc.

2.	This Certificate of Amendment to the Certificate of Incorporation was duly authorized and adopted by the Corporation’s Board of Directors and stockholders in accordance with Section 242 of the DGCL and amends the provisions of the Corporation’s Certificate of Incorporation.

3.	The amendment to the existing Certificate of Incorporation being effected hereby is to delete Section 4.1 of Article IV of the Certificate of Incorporation in its entirety and to substitute in its place the following:

“Section 4.1 Authorized Stock. The total number of shares which the Corporation shall have authority to issue is 205,000,000 of which 200,000,000 shall be designated as Common Stock, par value $0.0001 per share (the “Common Stock”), and 5,000,000 shall be designated as Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).

Effective as of 12:01 a.m. Eastern Time on December 26, 2025 (the “Effective Time”), each 15 shares of the Corporation’s Common Stock issued immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined and reclassified into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate or book entry position which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (without interest and subject to withholding taxes) equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the closing price of Common Stock on the Nasdaq Capital Market on the first business day immediately preceding the Effective Time (as adjusted in good faith by the Corporation to account for the Reverse Stock Split ratio). The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. Each certificate or book entry position that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by such certificate or book entry position has been combined, subject to the elimination of fractional interests set forth above.”

4.	The Certificate of Amendment to the Certificate of Incorporation was approved by the Board of Directors on December 12, 2025 and by the stockholders of the Corporation on May 7, 2025.

5.	This Certificate of Amendment to the Certificate of Incorporation shall be effective as of 12:01 a.m. (Eastern Time) on December 26, 2025.

IN WITNESS WHEREOF, Assertio Holdings, Inc. has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by its Chief Executive Officer as of the 19th day of December, 2025.

ASSERTIO HOLDINGS, INC.

a Delaware corporation

By:	/s/ Mark L. Reisenauer

Mark L. Reisenauer

Chief Executive Officer